Exhibit 4.7
Notice of Option Assumption and Conversion	RadiSys Corporation 5445 NE Dawson Creek Drive Hillsboro, OR 97124

FIRST_NAME-	Grant Number:	OPTION_NUMBER
LAST_NAME	Plan:	EQUITY_PLAN
ADDRESS_LINE_1	ID:	ACCOUNT_USER_DEFINED_FIELD4
ADDRESS_LINE_2
ADDRESS_LINE_3
CITY STATE
ZIPCODE
COUNTRY

Congratulations! Your Option under the Sixth Amended and Restated Continuous Computing Corporation 1998 Stock Incentive Plan, as amended (the “Plan”), has been assumed by RadiSys Corporation (the "Company") and converted into an Option to purchase shares of Common Stock of the Company, subject to the terms and conditions of the Plan and this Notice of Option Assumption and Conversion, as outlined below:

Date of Grant:
Date of Conversion to RSYS Option:
Vesting Commencement Date:
Exercise Price Per Non-Contingent RSYS Share:                OPTION_PRICE'
Total Number of Non-Contingent RSYS Shares:                TOTAL_SHARES_GRANTED
Maximum Potential Number of Contingent Assumed Option RSYS Shares:
Type of Option:                                Non-qualified stock option
Expiration Date of Option:                            Tenth anniversary of the Date of Grant

Detailed Vesting Schedule
Shares                    Vest Type                    Vest Date

Note: All dates in mm/dd/yyyy format

A copy of the Plan and the Plan Prospectus, which contain important terms and conditions, can be accessed from http://radisphere.radisys.com under Human Resources/Compensation/Stock Plans/Plan Document and Prospectus. If you'd like a hard copy of the documents, please contact Kim Moore at 503-615-1744 or via email kim.moore@radisys.com. To obtain a copy of the most recent RadiSys Annual Report, go to www.radisys.com under Investors/Annual Reports. By accepting this Option and exercising any portion of your Option, you agree to comply with all the terms of the Plan and this notification. Any capitalized terms not defined herein will have the same meaning as set forth in the Plan.

The Plan is discretionary in nature and may be amended, cancelled, or terminated at any time. The assumption and conversion of Options is a one-time benefit and does not create any contractual or other right to receive a grant of Options or benefits in lieu of Options in the future.

Vesting and the duration of your Option are both subject to your continual employment with the Company or any of its Subsidiaries. [Executive Alternate A ISO and Non-Executive ISO: Vesting will stop and your Option will automatically expire six months after termination of your employment with the Company and its Subsidiaries (12 months in the event of your death or Permanent Disability), or, if earlier, upon the expiration of the term of the Option.] [Executive Alternate B ISO: Vesting will stop and your Option will automatically expire 12 months after termination of your employment with the Company and its Subsidiaries for any reason, including in the event of your death or Permanent Disability, or, if earlier, upon the expiration of the term of the Option.] Your Option is not transferable, does not imply any right to continued employment and may be exercised only by you.

Your vested Option may not be exercised for any Contingent Assumed Option RSYS Shares unless and until such Contingent Assumed Option has been released as set forth in Section 6.11 of that certain Agreement and Plan of Merger dated May 2, 2011 (the “Merger Agreement”). The maximum potential number of Contingent Assumed Option shares of Common Stock are listed above. Any Contingent Assumed Options that have not been released on the last scheduled release date set forth in Section 6.11 of the Merger Agreement will immediately terminate, and the related Contingent Assumed Option shares of Common Stock will not become available under your Option. You will not receive any payment or other consideration in respect of non-released Contingent Assumed Options.

[Executive Alternate A ISO: In the event that your employment with the Company is terminated without Cause or for Good Reason (as defined in your employment agreement) within 30 days prior to a Change in Control or 12 months following a Change in Control of the Company, then upon your delivery to the Company of an effective Release and Waiver (as attached to your employment agreement), you will be entitled to accelerated vesting of all unvested shares subject to the Option, such that all shares subject to the Option will be vested and fully exercisable as of the date of your termination of employment.]

[Executive Alternate B ISO: In the event that your employment with the Company is terminated without Cause or for Good Reason (as defined in your employment agreement), you will be entitled to accelerated vesting of all unvested shares subject to the Option, such that all shares subject to the Option will be vested and fully exercisable as of the date of your termination of employment.]

[If any payment or benefit you would receive pursuant to a Change in Control from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. ]

The Option may not be exercised for any fractional shares.

Termination of service (other than by reason of death or Permanent Disability) for purposes hereof shall be deemed to take place upon the earliest to occur of the following: (i) the date of your retirement under the normal retirement policies of the Company; (ii) the date of your retirement with the approval of the Committee because of disability other than Permanent Disability; (iii) the date you receive notice or advice that your service with the Company and its Subsidiaries is terminated; or (iv) the date you cease to render services to the Company and its Subsidiaries (absences for temporary illness, emergencies and vacations or leaves of absence of not more than 90 days' duration and approved in writing by the Committee excepted). The fact that you may receive payment from the Company after termination for vacation pay, for services rendered prior to termination, for salary in lieu of notice or for other benefits shall not affect the termination date.

The Committee shall have the full authority, in its sole discretion, to specify any rules, procedures, adjustments or matters with respect to the Plan or any Options issued under the Plan in connection with any reorganization, merger, reverse merger, recapitalization, reclassification, stock split, reverse split, combination of shares, sale of all or substantially all of the assets of the Company, sale of the Company or other corporate event or transaction, including, without limitation, modifying any applicable vesting provisions, adjusting the amount of outstanding Options, and/or terminating the Plan. The Committee shall not be obligated to take any action, but any determination by the Committee, and the extent thereof, shall be final, binding and conclusive. No fractional shares of stock shall be issued under the Plan or in connection with any such adjustment.

The exercise price per share of Common Stock and the conversion of your Option has been set based on what the Company regards as good faith compliance with the applicable guidance issued by the Internal Revenue Service (“IRS”) under Section 409A of the Code (“Section 409A”) in order to avoid the Option being treated as deferred compensation under Section 409A. However, the Company can give no assurance that the IRS will agree that the exercise price per share of Common Stock and/or the conversion of your Option has been set so that the Option will not be treated as deferred compensation under Section 409A. Accordingly, by accepting this Option and exercising any portion of your Option, you agree and acknowledge that the Company and its Subsidiaries, and each of their officers, employees, directors and shareholders, shall not be liable to you or any other person for any applicable taxes, interest, penalties or other costs associated with the Option if the IRS were to determine that the Option constitutes deferred compensation under Section 409A. You should consult with your own tax advisor concerning the tax consequences of the Option as deferred compensation under Section 409A.

Your Option may not be assigned, sold, encumbered, or in any way transferred or alienated. Repricing of this Option is not permitted, except as otherwise provided in the Plan.

Options covered by this Notice of Option Assumption and Conversion may have certain tax consequences at the time of exercise. You are encouraged to obtain independent tax advice before exercising any Options.

This Notice of Option Assumption and Conversion is addressed to you in duplicate and will not be effective until you execute the acceptance below and return one copy to Kim Moore, thereby acknowledging that you have read, approved of and agreed to all the terms and conditions of this Notice and the Plan.

Accepted:

Signature:____________________________

Name:_______________________________

Date:_________________________________

E*TRADE
Your Option grant details have been posted on-line at www.etrade.com/stockplans. Your "stock plan" account will allow you to view your current balance of vested/unvested Options, exercise vested Options and initiate a variety of other Option management services.

Kim Moore is RadiSys' Stock Plan Administrator. Please contact her at 503-615-1744 or via email kim.moore@radisys.com if you have any questions or concerns regarding the accuracy of Option data listed on-line, received Option grant documents, the process for exercising Options and/or terms and conditions of the Plan.